SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

_______________________

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

_______________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel

(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

CONTENTS

On February 11, 2018, Elbit Vision Systems Ltd. (“EVS”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with (i) Uster Technologies AG., a company organized under the laws of Switzerland (“Parent”), and (ii) Belinor Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Parent will acquire EVS by way of merger of Merger Sub with and into EVS (the “Merger”), with EVS surviving the Merger as a wholly-owned subsidiary of Parent.  The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999 of the State of Israel.

Subject to the terms and conditions of the Merger Agreement, (i) each ordinary share, par value NIS 10.00 of EVS (an “Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive $3.40 in cash; (ii) each outstanding vested option to purchase one Ordinary Share will be converted into the right to receive an amount of cash equal to the excess, if any, calculcated by substracting the applicable exercise price of such option from $3.40 (the “Excess Amount”), and (iii) each outstanding unvested option to purchase one Ordinary Share will be converted into the right to receive a certain cash bonus from EVS following the completion of the Merger equal to the Excess Amount; all of the above, subject to the terms of the Merger Agreement.

Consummation of the Merger is subject to several conditions, including the approval of EVS’s shareholders at a special general meeting of shareholders that will be held on March 22, 2018 (the “Meeting”). The largest shareholders of EVS, Messrs. Sam Cohen, Yaron Menashe and Avi Gross who collectively own approximately 51.8 % of the outstanding Ordinary Shares of EVS, have each entered into a customary voting agreement with Parent agreeing to vote in favor of the Merger at the Meeting.

The description of the Merger Agreement contained herein is qualified, in its entirety, by the Merger Agreement itself, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

If the Merger is approved at the Meeting, Israeli law mandates a 30 day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50 day waiting period following the filing of a merger proposal with the Israeli Companies Registrar, which we expect will occur in the near future).

A copy of a press release announcing the execution of the Merger Agreement  is furnished as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, EVS has furnished to the U.S. Securities and Exchange Commission (“SEC”)  a proxy statement and form of proxy card, copies of which are included as Exhibits 99.1 and 99.2 to a Report of Foreign Private Issuer on Form 6-K dated February 12, 2018. INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EVS AND THE MERGER. The proxy statement, proxy card and certain other relevant materials (when they become available) and any other documents submitted by EVS to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. Investors are urged to read the proxy statement and the other relevant materials carefully when they become available before making any voting or investment decision with respect to the Merger.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Form 6-K may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion of the proposed Merger with Parent and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon EVS’s management's current estimates and projections of future results or trends. These statements, which are based on information currently available to EVS, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and EVS expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statement included in this Form 6-K or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION LTD.

Date: February 12, 2018	By:	/s/ Yaron Menashe
	Name:	Yaron Menashe
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of February 11, 2018 by and among Elbit Vision Systems Ltd., Uster Technologies AG and Belinor Ltd.
99.2	Press Release issued by Elbit Vision Systems Ltd. on February 12, 2018